SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-170416) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: October 24, 2013	By:/s/ Steve Wilson
Name: Steve Wilson
Title: Sr. V.P., Chief Financial Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AUGUST 31, 2013

October 24, 2013

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto of the current quarter and the 2012 Annual MD&A included in the Company’s August 31, 2012 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars.

CONSOLIDATED RESULTS OF OPERATIONS

FOURTH QUARTER ENDING AUGUST 31, 2013

Selected Financial Highlights

	Three months ended August 31,			Year ended August 31,
			Change			Change
($ millions Cdn except per share amounts)	2013	2012	%	2013	2012	%
Operations:
Revenue	1,246	1,210	3.0	5,142	4,998	2.9
Operating income before amortization (1)	496	501	(1.0)	2,220	2,127	4.4
Operating margin (1) (2)	39.8%	41.4%	(1.6)	43.2%	42.6%	0.6
Funds flow from operations (3)	429	355	20.8	1,380	1,299	6.2
Net income	117	133	(12.0)	784	761	3.0
Per share data:
Earnings per share
Basic	0.24	0.28		1.64	1.62
Diluted	0.24	0.28		1.63	1.61
Weighted average participating shares outstanding during period (millions)	451	443		448	441

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Operating margin for the twelve months ended August 31, 2013 includes the impact of an adjustment to align certain broadcast license fees with the CRTC billing period of approximately $14 million. Excluding the adjustment, operating margin would be 42.9%.
(3)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber Highlights1, 2

		Growth
	Total	Three months ended August 31,		Year ended August 31,
	August 31, 2013	2013	2012	2013	2012
Subscriber statistics:
Video customers	2,040,247	(29,522)	(16,119)	(109,502)	(69,938)
Internet customers	1,890,506	10,564	6,458	28,031	38,248
Digital phone lines	1,359,960	4,722	28,570	52,416	134,781
DTH customers	903,565	(835)	1,155	(6,458)	1,140

[1]	Subscriber numbers for the comparative period have been restated to remove pending installs and have also been adjusted to reflect the results of a pre-migration subscriber audit recently undertaken prior to the planned migration of customers to Shaw’s new billing system. The audit adjustments relate primarily to periods prior to 2009 and reflect a reduction of approximately 28,600 and 1,800 Video and Internet customers, respectively, and an increase of 900 Digital phone lines. Also, given the growth in Digital cable penetration, the Company has now combined the reporting of Basic cable and Digital cable as a Video customer.
[2]	Subscriber numbers have been restated for comparative purposes to remove approximately 41,000 Video customers, 34,000 Internet customers and 38,000 Digital phone lines as a result of the sale of Mountain Cablevision Limited.

Consolidated Overview

Consolidated revenue of $1.25 billion and $5.14 billion for the three and twelve month periods, respectively, improved 3% and 2.9% over the comparable periods last year. Consolidated operating income before amortization for the three month period of $496 million was comparable to $501 million last year and on an annual basis operating income before amortization increased 4.4% to $2.22 billion. The revenue growth in the Cable division, primarily driven by rate increases and lower promotional activity, was partially reduced by various expense increases including employee related amounts and higher programming. Media was up due to improved advertising and subscriber revenues partially reduced by increased employee related amounts and higher programming costs. Revenue growth in the satellite division, primarily due to rate increases, was reduced by higher expenses including employee related, programming, operating costs related to the new Anik G1 satellite, and sales and marketing. Within all segments, the current annual period benefited from a one-time adjustment to align certain broadcast license fees with the CRTC billing period totaling approximately $14 million.

The Cable and Satellite divisions have approximately 6.2 million revenue generating units (“RGUs”) – which represents the number of products sold to customers. The Company’s strategy is to balance financial results with maintenance of overall RGUs. During the quarter, overall RGUs declined by 15,000 and for the year decreased 35,500, which was in line with targets set.

In late June severe floods impacted Shaw services in various locations across Southern Alberta. Technical, maintenance and customer care teams took immediate action to repair services for affected customers and proactive steps to maintain service and prevent any significant damage to Shaw infrastructure. The strength of the network redundancy and the tactical responsiveness ensured service interruptions were kept to a minimal period of time. Global News excelled in its extended special coverage of the crisis, establishing itself as the authority of information for the community. The current quarter operating income before amortization included approximately $3 million in one-time flood related costs.

Shaw Communications Inc.

Net income was $117 million and $784 million for the three and twelve months ended August 31, 2013, respectively, compared to $133 million and $761 million for the same periods last year. Non-operating items affected net income in both periods. Outlined on the following page are further details on these and other operating and non-operating components of net income for each period.

($millions Cdn)	Year ended			Year ended
	August 31, 2013	Operating	Non- operating	August 31, 2012	Operating	Non- operating
Operating income	1,366	1,366	—	1,319	1,319	—
Amortization of financing costs – long-term debt	(4)	(4)	—	(5)	(5)	—
Interest expense	(309)	(309)	—	(330)	(330)	—
Gain on sale of cablesystem	50	—	50	—	—	—
Acquisition and divestment costs	(8)	—	(8)	—	—	—
Gain on sale of associate	7	—	7	—	—	—
Gain on remeasurement of interests in equity investments	—	—	—	6	—	6
CRTC benefit obligation	—	—	—	(2)	—	(2)
Gain on derivative instruments	—	—	—	1	—	1
Accretion of long-term liabilities and provisions	(9)	—	(9)	(14)	—	(14)
Other losses	(26)	—	(26)	—	—	—

Income (loss) before income taxes	1,067	1,053	14	975	984	(9)
Current income tax expense (recovery)	162	300	(138)	257	282	(25)
Deferred income tax expense (recovery)	121	(25)	146	(43)	(58)	15

Net income	784	778	6	761	760	1

($millions Cdn)	Three months ended			Three months ended
	August 31, 2013	Operating	Non- operating	August 31, 2012	Operating	Non- operating
Operating income	273	273	—	292	292	—
Amortization of financing costs – long-term debt	(1)	(1)	—	(2)	(2)	—
Interest expense	(75)	(75)	—	(83)	(83)	—
Gain on sale of associate	(2)	—	(2)	—	—	—
Accretion of long-term liabilities and provisions	(2)	—	(2)	(3)	—	(3)
Equity loss from associates	—	—	—	(1)	—	(1)
Other gains (losses)	(17)	—	(17)	2	—	2

Income before income taxes	176	197	(21)	205	207	(2)
Current income tax expense (recovery)	15	60	(45)	60	64	(4)
Deferred income tax expense (recovery)	44	(8)	52	12	(10)	22

Net income	117	145	(28)	133	153	(20)

The changes in net income are outlined in the table below.

	August 31, 2013 net income compared to:
	Three months ended		Year ended
($millions Cdn)	May 31, 2013	August 31, 2012	August 31, 2012
Increased (decreased) operating income before amortization (1)	(89)	(5)	93
Increased amortization	(11)	(13)	(45)
Decreased interest expense	—	8	21
Change in net other costs and revenue (2)	(67)	(19)	23
Decreased (increased) income taxes	34	13	(69)

	(133)	(16)	23

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net other costs and revenue includes gain on sale of cablesystem, acquisition and divestment costs, gain on sale of associate, gain on remeasurement on interests in equity investments, CRTC benefit obligation, gain on derivative instruments, accretion of long-term liabilities and provisions, equity income from associates and other gains (losses) as detailed in the unaudited interim Consolidated Statements of Income.

Shaw Communications Inc.

Basic earnings per share were $0.24 and $1.64 for the three and twelve months periods, respectively, compared to $0.28 and $1.62 in the same periods last year. In the current quarter, lower interest expense and income taxes of $8 million and $13 million, respectively, were more than offset by higher amortization of $13 million and net other costs and revenues of $19 million. The net other costs and revenue included a write-down of $14 million related to assets held for sale. The annual increase was primarily due to higher operating income before amortization of $93 million, improved net other costs and revenue of $23 million, and lower interest expense of $21 million, the total of which was partially reduced by increased amortization of $45 million and higher income taxes of $69 million. The improved net other costs and revenue included the gain on the sale of Mountain Cablevision Limited (“Mountain Cable”). The higher income taxes resulted as the comparable period benefited from a tax recovery related to the resolution of certain tax matters.

Net income in the current quarter declined $133 million compared to the third quarter of fiscal 2013 driven by lower operating income before amortization of $89 million, primarily due to seasonality in the Media business, along with reduced net other costs and revenue of $67 million, primarily due to the gain on the sale of Mountain Cable recorded in the third quarter. These declines were partially offset by lower income taxes of $34 million.

Free cash flow for the quarter and annual periods of $61 million and $604 million, respectively, compared to $103 million and $482 million in the same periods last year. The current quarter decline was primarily due to increased capital investment. The annual improvement was primarily due to higher operating income before amortization and lower capital investment and interest, partially reduced by increased cash taxes.

During the second quarter, the Company entered into agreements with Rogers Communications Inc. (“Rogers”) to sell to Rogers its shares in Mountain Cable; and grant to Rogers an option to acquire its wireless spectrum licenses; and, to purchase from Rogers its 33.3% interest in TVtropolis General Partnership (“TVtropolis”). The sale of Mountain Cable closed at the end of April, and the purchase of TVtropolis transaction closed at the end of June, after the respective regulatory approvals were received. The potential option exercise for the sale of the wireless spectrum licenses, subject to Industry Canada approval, is expected to occur in fiscal 2015. Overall, Shaw expects to receive net proceeds of approximately $700 million from these transactions.

Shaw also announced it had entered into a number of transactions with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control. In a series of agreements to optimize its portfolio of specialty channels, Shaw agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus agreed to sell to Shaw its 20% interest in Food Network Canada. Shaw expects to receive net proceeds of approximately $95 million from these transactions. The ABC Spark and Food Network Canada transactions closed at the end of April while Historia and Series+ are expected to close in the first half of fiscal 2014.

These transactions with Rogers and Corus are strategic in nature allowing the Company to use up to $500 million of the total expected net proceeds of approximately $800 million to accelerate certain capital investments to improve and strengthen its network advantage. Key investments include the completion of the Calgary data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience.

Shaw Communications Inc.

The Company established an accelerated capital fund of up to $500 million and is tracking the accelerated spending against this as the investments are made. Shaw plans to invest up to $500 million in fiscal 2013, 2014 and 2015 spending approximately $110 million, $250 million and $140 million in each of the respective years. After this period of accelerated spending the Company expects that the baseline capital intensity for the Cable business should decline.

On April 8, 2013 Shaw announced it had entered into a transaction to acquire ENMAX Envision Inc. (“Envision”), a company providing leading telecommunication services to Calgary and surrounding area business customers, for approximately $225 million. The acquisition closed at the end of April.

Shaw continues to make a positive contribution in the communities it operates. In late June, the Company responded to the southern Alberta floods with a $1 million donation to the Red Cross, and in August, Shaw supported a number of children’s charities as title sponsor of the Shaw Charity Classic held in Calgary.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Shaw Communications Inc.

Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

	Three months ended August 31,		Year ended August 31,
($ millions Cdn)	2013	2012	2013	2012
Operating income	273	292	1,366	1,319
Add back (deduct) amortization:
Deferred equipment revenue	(30)	(30)	(121)	(115)
Deferred equipment costs	65	62	257	231
Property, plant and equipment, intangibles and other	188	177	718	692

Operating income before amortization	496	501	2,220	2,127

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

For free cash flow purposes the Company considers the initial $300 million discretionary pension funding to be a financing transaction and has not included the amount funded or the related cash tax recovery in the free cash flow calculation.

Accelerated capital fund

The Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions with each of Rogers and Corus. The accelerated capital initiatives will be funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to $500 million will be used in fiscal 2013, 2014 and 2015 spending approximately $110 million, $250 million and $140 million in each of the respective years.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Revenue
Cable	818	803	1.9	3,266	3,193	2.3
Satellite	219	213	2.8	860	844	1.9
Media	231	217	6.5	1,106	1,053	5.0

	1,268	1,233	2.8	5,232	5,090	2.8
Intersegment eliminations	(22)	(23)	(4.3)	(90)	(92)	(2.2)

	1,246	1,210	3.0	5,142	4,998	2.9

Operating income before amortization (1)
Cable	396	396	—	1,582	1,502	5.3
Satellite	66	77	(14.3)	285	293	(2.7)
Media	34	28	21.4	353	332	6.3

	496	501	(1.0)	2,220	2,127	4.4

Capital expenditures and equipment costs (net): (2)
Cable	296	184	60.9	867	810	7.0
Accelerated capital fund investment (1)	(60)	—	>100.0	(110)	—	>100.0

Adjusted Cable	236	184	28.3	757	810	(6.5)
Satellite	31	27	14.8	123	94	30.9
Media	15	13	15.4	31	31	—

	282	224	25.9	911	935	(2.6)

Free cash flow before the following	214	277	(22.7)	1,309	1,192	9.8
Less:
Interest	(75)	(83)	(9.6)	(308)	(329)	(6.4)
Cash taxes	(60)	(64)	(6.2)	(300)	(282)	6.4
Other adjustments:
Non-cash share-based compensation	1	1	—	5	6	(16.7)
CRTC benefit obligation funding	(15)	(17)	(11.8)	(52)	(48)	8.3
Non-controlling interests	(6)	(4)	50.0	(39)	(34)	14.7
Pension adjustment	4	1	>100.0	12	12	—
Customer equipment financing	1	(4)	>100.0	(10)	(20)	(50.0)
Preferred share dividends	(3)	(4)	(25.0)	(13)	(15)	(13.3)

Free cash flow (1)	61	103	(40.8)	604	482	25.3

Operating margin (1)
Cable	48.4%	49.3%	(0.9)	48.4%	47.0%	1.4
Satellite	30.1%	36.2%	(6.1)	33.1%	34.7%	(1.6)
Media	14.7%	12.9%	1.8	31.9%	31.5%	0.4

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Details on the accelerated capital fund and investment to date are as follows:

Estimated year of spend	2013	2014	2015	Total
($millions Cdn)
Fund Opening Balance	110	250	140	500
Accelerated capital investment	110	—	—	110
Fund Closing Balance, August 31, 2013	—	250	140	390

Shaw Communications Inc.

CABLE

Financial Highlights

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Revenue	818	803	1.9	3,266	3,193	2.3

Operating income before amortization (1)	396	396	—	1,582	1,502	5.3
Capital expenditures and equipment costs (net):
New housing development	23	25	(8.0)	94	100	(6.0)
Success based	64	42	52.4	203	250	(18.8)
Upgrades and enhancement	133	79	68.4	380	322	18.0
Replacement	13	9	44.4	46	41	12.2
Buildings and other	63	29	>100.0	144	97	48.5

Total as per Note 3 to the unaudited interim Consolidated Financial Statements(2)	296	184	60.9	867	810	7.0

Operating margin (1)	48.4%	49.3%	(0.9)	48.4%	47.0%	1.4

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	The three and twelve months ended August 31, 2013 include $60 million and $110 million respectively, related to certain capital investments that are being funded from the accelerated capital fund.

Operating Highlights

•	The current quarter reflects a full quarter impact of the acquisition of Envision and disposition of Mountain Cable.

•	Internet customers were up 10,564 during the quarter to 1,890,506 and Digital Phone lines increased 4,722 totaling 1,359,960 as at August 31, 2013. During the quarter Video subscribers decreased 29,522.

Cable revenue for the three and twelve month periods of $818 million and $3.27 billion improved 1.9% and 2.3%, respectively, over the comparable periods last year. Rate increases, lower promotional activity and customer growth in Internet and Digital Phone, were partially offset by lower Video subscribers, On Demand revenues and the divestiture of Mountain Cable. Also contributing to the improvement was growth in Business, including a full quarter inclusion of Envision. On Demand revenue was lower in both the current periods primarily due to lower buys, while the current annual period also reflected a shortened NHL hockey schedule.

Operating income before amortization of $396 million for the quarter was consistent with the same period last year. Revenue related improvements, reduced regulatory costs resulting from the CRTC mandated reduction in the Local Programming Improvement Fund (“LPIF”) contribution from 1.5% to 1% and lower various other expenses were offset by higher employee related costs, increased marketing including the Shaw Charity Classic golf sponsorship, higher programming amounts related to new services and increased rates as contracts renewed, and the net impact of divestment and acquisition activity.

Operating income before amortization for the annual period improved 5.3% over the prior year to $1.58 billion. Revenue related growth, lower LPIF costs, the second quarter broadcast license fee adjustment of $7 million and lower various other expenses, were partially offset by higher employee related amounts due to employee growth and annual merit increases, and higher programming costs due to new services and rate increases.

Shaw Communications Inc.

Compared to the third quarter of fiscal 2013, revenue was marginally lower primarily due to the full quarter impact of the divestment of Mountain Cable partially offset by the acquisition of Envision. Operating income before amortization was comparable to the prior quarter. The revenue related declines, higher marketing, including costs related to the Shaw Charity Classic, and employee related amounts, were more than offset by lower various other expenses and higher margin contribution from Envision.

Total capital investment of $296 million and $867 million in the current three and twelve month periods increased $112 million and $57 million over the comparable periods last year. Capital investment in each period included $60 million and $110 million, respectively, funded through the accelerated capital fund established with net proceeds from the strategic transactions with each of Rogers and Corus. The accelerated capital fund initiatives included next generation video delivery systems, expediting WiFi infrastructure build, continued investment in the new data centre, and increasing network capacity.

Success-based capital was up $22 million over the comparable three month period due to higher rentals of Video equipment, particularly HD and HDPVR equipment. For the twelve month period Success-based spend was $47 million lower than the comparable period due to decreased Internet and Phone modem purchases and lower installation activity as well as a decline in subsidies from increased pricing for video equipment sales, partially offset by higher HD and HDPVR video equipment rentals.

Investment in Upgrades and enhancement and Replacement categories combined increased $58 million in the current quarter and $63 million on an annual basis compared to the same periods last year. The higher investment included fibre build, network and customer electronics in support of business growth, hub site and network electronics upgrades to improve internet capacity; and investment in the WiFi network and next generation video delivery systems, partially offset by prior year investment in the digital network upgrade project and residential and business telecom enhancements.

Investment in Buildings and other was up $34 million and $47 million, respectively, over the comparable three and twelve month periods last year. The increase was primarily due to spending on investment in the new data centre and Shaw Court, back office infrastructure replacement projects, and other corporate assets.

Spending in New housing development was comparable to the three and twelve month periods last year.

Late in the quarter the Company introduced video packages that include a complimentary HD box and launched service contracts that include an HDPVR or, for an additional fee, the equipment can be upgraded to a Gateway whole-home HDPVR solution. The contracts are for a 24 month term and provide for a bundled service of Video and Internet.

Shaw Communications Inc.

Subscriber Statistics

			August 31, 2013
			Three months ended		Year ended
	August 31, 2013	August 31, 2012(1) (2)	Growth	Change %	Growth	Change %
VIDEO:
Connected	2,040,247	2,149,749	(29,522)	(1.4)	(109,502)	(5.1)
Penetration as % of homes passed	50.9%	55.0%

INTERNET:
Connected and scheduled	1,890,506	1,862,473	10,564	0.6	28,033	1.5
Penetration as % of basic	92.7%	86.6%
Standalone Internet not included in basic cable	320,724	252,437	20,752	6.9	68,287	27.1
DIGITAL PHONE:
Number of lines (3)	1,359,960	1,307,544	4,722	0.3	52,416	4.0

(1)	Internet and Digital Phone subscriber statistics have been restated to exclude scheduled and pending installations at August 31, 2012 and all categories have been adjusted to reflect the results of a pre-migration subscriber audit undertaken prior to the migration of customers to Shaw’s new billing system.
(2)	Subscriber numbers have been restated for comparative purposes to remove approximately 41,000 Video customers, 34,000 Internet customers and 38,000 Digital phone lines as a result of the sale of Mountain Cable.
(3)	Represents primary and secondary lines on billing.

SATELLITE

Financial Highlights(1)

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Revenue	219	213	2.8	860	844	1.9

Operating income before amortization (2)	66	77	(14.3)	285	293	(2.7)
Capital expenditures and equipment costs (net):
Success based (3)	27	20	35.0	88	81	8.6
Transponders	—	2	(100.0)	23	2	>100.0
Buildings and other	4	5	(20.0)	12	11	9.1

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	31	27	14.8	123	94	30.9

Operating margin (2)	30.1%	36.2%	(6.1)	33.1%	34.7%	(1.6)

(1)	The Satellite segment was previously reported as DTH and Satellite Services. These segments have been combined into a single operating segment.
(2)	See definitions and discussion under Key Performance Drivers in MD&A.
(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

Operating Highlights

•	During the quarter Shaw Direct subscribers decreased 835 and for the year declined 6,458. As at August 31, 2013 DTH customers totaled 903,565.

Revenue of $219 million and $860 million for the three and twelve month periods, respectively, was up 2.8% and 1.9% over the same periods last year primarily due to rate increases partially offset by increased promotional activity and lower subscribers.

Operating income before amortization of $66 million and $285 million for the three and twelve month periods, respectively, decreased 14.3% and 2.7% over the same periods last year. The revenue related growth was more than offset by higher employee related amounts, operating costs related to the new Anik G1 transponders, which approximate $2 million per month, as well as increased programming fees and marketing expenses. The current annual period benefitted from the second quarter broadcast license fee adjustment of $4 million.

Revenue was comparable to the third quarter as improved revenue from customer rate increases was reduced by lower On Demand and promotional activity. Operating income before amortization declined primarily due to higher operating costs related to the new transponders as well as increased marketing activity and customer support costs.

Total capital investment of $31 million and $123 million for the three and twelve month periods compared to $27 million and $94 million, respectively, in the same periods last year. The higher spend in the current annual period was mainly due to the final payment related to the Anik G1 transponders.

The Anik G1 satellite successfully launched in mid April and in May Shaw Direct took control of 16 transponders. On May 29 over 120 new channels were launched with Shaw Direct now offering over 650 channels of which more than 200 are HD. Currently over 70% of customers have equipment capable of accessing HD programming. Shaw Direct also offers streaming VOD to the satellite receiver with almost 10,000 available titles.

Subscriber Statistics

			August 31, 2013
			Three months ended		Year ended
	August 31, 2013	August 31, 2012	Growth	Change %	Growth	Change %
DTH customers (1)	903,565	910,023	(835)	—	(6,458)	(0.7)

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.

MEDIA

Financial Highlights

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Revenue	231	217	6.5	1,106	1,053	5.0

Operating income before amortization (1)	34	28	21.4	353	332	6.3
Capital expenditures:
Broadcast and transmission	8	5	60.0	13	12	8.3
Buildings and other	7	8	(12.5)	18	19	(5.3)

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	15	13	15.4	31	31	—

Other adjustments:
CRTC benefit obligation funding	(15)	(17)	(11.8)	(52)	(48)	8.3
Non-controlling interests	(6)	(4)	50.0	(39)	(34)	14.7
Operating margin (1)	14.7%	12.9%	1.8	31.9%	31.5%	0.4

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

Revenue and operating income before amortization for the quarter was $231 million and $34 million, respectively, compared to $217 million and $28 million last year. Revenue for the quarter was up 6.5% due to higher advertising and subscriber revenues. Operating income before amortization improved due to revenue growth partially reduced by higher operating expenses, including employee related and various other.

For the twelve months ending August 31, 2013 revenue of $1.11 billion and operating income before amortization of $353 million compared to $1.05 billion and $332 million, respectively, for the same period last year. Improved advertising and subscriber revenues were partially reduced by higher programming costs, and increased expenses including employee related amounts due to growth and merit increases, and various other. The current year also benefited from an expense adjustment of $3 million to align certain broadcast license fees with the CRTC billing period.

Compared to the third quarter of fiscal 2013, revenue and operating income before amortization decreased $76 million and $82 million, respectively. The declines were primarily due to the seasonality of the Media business.

Global continued to deliver solid programming results in the quarter, increasing the number of Top 20 positions nationally with key shows such as Under the Dome, Big Brother and Rookie Blue. These shows also delivered strong audiences on their season finales providing a solid lead-in to the fall programming line-up. The conventional fall programming premiered through the month of September and into early October, with a solid returning line-up combined with new drama programming that includes The Blacklist, Sleepy Hollow, Ironside and Dracula. Shaw Media also added several new comedies to the fall schedule including The Millers, Sean Saves the World, The Michael J Fox Show and Welcome to the Family.

Shaw Communications Inc.

In early September Global Go launched, providing 24/7 streaming of Global content plus full in-season stacking for key properties, making Shaw Media the first conventional broadcaster in Canada to offer in-season stacking.

Media’s specialty portfolio continues to lead in the channel rankings in the Adult 25-54 category with 4 of the Top 10 analog channels, and 6 of the Top 10 digital channels. National Geographic, Action, Lifetime and MovieTime hold the top 4 digital positions. DTOUR, a new lifestyle channel, launched in late August adding to Shaw Media’s portfolio of specialty channels.

Global News continues to maintain the number one position in the Vancouver, Calgary and Edmonton markets and was the go to source for coverage of the Southern Alberta floods that occurred in late June. Further, Global News was announced as the 2013 winner of the prestigious Edward R Murrow Award for overall News excellence in network television, the first Canadian network to earn that recognition in the award’s 42 year history.

The Media business was recognized in the quarter by the Canadian Cable Systems Alliance as Broadcast Supplier of the Year for its ongoing partnership and support of the independent systems in Canada.

Capital investment continued on various projects in the quarter and included upgrading production equipment, infrastructure and facility investments.

OTHER INCOME AND EXPENSE ITEMS

Amortization

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Amortization revenue (expense) -
Deferred equipment revenue	30	30	—	121	115	5.2
Deferred equipment costs	(65)	(62)	4.8	(257)	(231)	11.3
Property, plant and equipment, intangibles and other	(188)	(177)	6.2	(718)	(692)	3.8

Amortization of deferred equipment revenue and deferred equipment costs increased over the comparable periods due to the sales mix of equipment, the timing and volume of sales as well as changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparative periods as the amortization of new expenditures exceeded the impact of assets that became fully depreciated.

Shaw Communications Inc.

Amortization of financing costs and Interest expense

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Amortization of financing costs – long-term debt	1	2	(50.0)	4	5	(20.0)
Interest expense	75	83	(9.6)	309	330	(6.4)

Interest expense decreased over the comparable periods due to lower average debt levels.

Gain on sale of cablesystem

During the current year, the Company closed the sale of Mountain Cable in Hamilton, Ontario to Rogers. The Company received proceeds, after working capital adjustments, of $398 million and recorded a gain of $50 million.

Acquisition and divestment costs

The Company incurred $8 million of costs in respect of the acquisition of Envision and the transactions with Rogers related to the sale of Mountain Cable, grant of an option to acquire the wireless spectrum licenses and purchase from Rogers of its interest in TVtropolis.

Gain on sale of associate

During the current year, the Company recorded a gain of $7 million on the sale of its interest in ABC Spark to Corus.

Gain on remeasurement of interests in equity investments and CRTC benefit obligation

During the comparative year, the company acquired the remaining interests in two specialty channels. In connection with the acquisition the Company recorded a gain of $6 million in respect of remeasurement to fair value of the Company’s interests which were held prior to the acquisition. As part of the CRTC decision approving the acquisition, the Company is required to contribute approximately $2 million in new benefits to the Canadian broadcasting system over seven years.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the prior year, the category also included a pension curtailment gain and amounts in respect of the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter. During the first quarter of the current year, the Company received insurance advances of $5 million related to its claim for costs that were incurred in the fourth quarter of fiscal 2012 and incurred additional costs of $13 million in respect of ongoing recovery activities. During the fourth quarter of the current year, the Company decided to discontinue further construction on a real estate project which resulted in a write-down of $14 million.

Shaw Communications Inc.

Income taxes

Income taxes were higher in the current year mainly due to a recovery in the prior year related to the resolution of certain tax matters.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2012 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:

AWS Spectrum Transfers

On June 28, 2013 the Minister of Industry announced a new framework for the review of spectrum license transfers, including prospective transfers that could arise from options and other agreements. A licensee is required to seek a review within 15 days of entering into any agreement that could lead to a prospective transfer. The 15 day timing provision within the framework does not apply to prior agreements. The spectrum option agreement with Rogers will not be subject to an immediate review, as it was entered into prior to the release of the new framework, but will be subject to review prior to any spectrum license transfer. Under the new framework, all spectrum transfer reviews will include consideration of a number of factors, including the overall distribution of license holdings in the licensed spectrum band and other commercial mobile spectrum bands in the licensed area, the relative utility and substitutability of the licensed spectrum and the change in spectrum concentration levels that would result from the transfer.

Consultation on Television

In the fall of calendar 2013, the Commission will initiate a “conversation with Canadians”, which is expected to lead to a major review, in calendar 2014, of the regulatory and policy framework for television. While the scope, direction and possible outcomes of the hearing are uncertain, this review could lead to changes in the regulatory requirements applicable to television programming and broadcasting distribution undertakings.

Throne Speech

The Throne Speech delivered on October 16, 2013 included a statement indicating that the Government believes Canadians should have more ability to choose unbundled television channels, while protecting Canadian jobs. While no details have yet been provided on how this would be achieved, this could lead to changes in the regulatory requirements applicable to television programming and broadcasting distribution undertakings.

Shaw Communications Inc.

FINANCIAL POSITION

Total assets were $12.7 billion at August 31, 2013 and August 31, 2012. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2012.

Current assets increased $144 million primarily due to the reclassification of assets held for sale of $116 million and increase in accounts receivable of $53 million partially offset by a decrease in other current assets of $17 million. Assets held for sale include the assets of Historia and Series+ totaling $105 million, the majority of which is comprised of intangibles and $11 million in respect of a property which will be sold. Accounts receivable increased due to the combination of rate increases, timing of collection of trade receivables, higher advertising revenue during the fourth quarter of the current year compared to the fourth quarter of the prior year and reclassification of advance bill payments to unearned revenue. Other current assets declined primarily due to a reduction in a tax indemnity upon resolution of the related income tax liabilities.

Property, plant and equipment increased $128 million primarily as a result of current year capital investment and the acquisition of Envision exceeding amortization and the impact of the sale of Mountain Cable.

Other long-term assets decreased $25 million primarily due to a decline in deferred equipment costs.

Intangibles decreased $202 million due to the sale of Mountain Cable of $245 million and reclassification of $92 million in respect of Historia and Series+ to assets held for sale partially offset by higher program rights and advances of $33 million, an increase in other intangibles of $19 million and the recognition of $87 million in customer relationships on the acquisition of Envision. Additional investment in software intangibles and acquired rights and advances exceeded the amortization for the current year.

Goodwill decreased $17 million primarily due to the sale of Mountain Cable of $81 million partially offset by $68 million on the acquisition of Envision.

Current liabilities increased $610 million due to increases in accounts payable and accruals of $48 million, current portion of long-term debt of $499 million, a promissory note of $48 million arising on the closing of the transactions with Corus, unearned revenue of $15 million and reclassification of $14 million in respect of liabilities associated with the Historia and Series+ assets held for sale, all of which were partially offset by a decrease in current income taxes payable of $20 million. Accounts payable and accruals increased due to higher trade and other payables primarily in respect of timing of capital expenditures and inventory. The current portion of long-term debt increased due to the reclassification of the 7.5% $350 million senior notes due in November 2013 and 6.5% $600 million senior notes due June 2014 partially offset by repayment of the 6.1% $450 million senior notes which were due in November 2012. Unearned revenue increased primarily due to reclassification of advance bill payments from accounts receivable. The liabilities associated with assets held for sale is primarily composed of deferred income taxes. Income taxes payable declined due to tax installment payments, the resolution of certain income tax liabilities and receipt of tax credits all of which were partially offset by the current period expense.

Shaw Communications Inc.

Long-term debt decreased $944 million due to the aforementioned reclassification of the 7.5% $350 million senior notes and 6.5% $600 million senior notes.

Other long-term liabilities decreased $330 million primarily due to the $300 million contribution to a retirement compensation arrangement trust (“the RCA”) in order to partially fund its non-contributory defined benefit pension plan and a decrease in CRTC benefit obligations partially offset by current year pension expense.

Deferred credits increased $237 million primarily due to the $250 million received from Rogers in respect of the option to acquire the wireless spectrum licenses.

Deferred income tax liabilities, net of deferred income tax assets, increased $71 million primarily due to current year expense partially offset by the sale of Mountain Cable and the aforementioned reclassification of amounts in respect of Historia and Series+.

Shareholders’ equity increased $379 million primarily due to increases in share capital of $205 million and retained earnings of $223 million partially offset by a decrease in non-controlling interests of $50 million. Share capital increased due to the issuance of 9,117,845 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of October 15, 2013, share capital is as reported at August 31, 2013 with the exception of the issuance of a total of 629,352 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan. Retained earnings increased due to current year earnings of $746 million partially offset by dividends of $467 million and a charge of $56 million representing the difference between the consideration and the carrying value of the additional interests acquired in Food Network Canada and TVtropolis. Non-controlling interests decreased as their share of earnings was exceeded by the distributions declared during the period and the impact of the aforementioned changes in ownership of Food Network Canada and TVtropolis.

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $604 million of free cash flow. Shaw used its free cash flow along with cash of $5 million, the net proceeds of $589 million from the transactions with Rogers, proceeds on issuance of Class B Non-Voting Shares of $69 million and other net items of $165 million (primarily in respect of a reduction in working capital including current taxes on non-operating items) to repay the 6.1% $450 million senior notes, fund $300 million in discretionary contributions to the RCA in respect of its non-contributory defined benefit pension plan, pay common share dividends of $319 million, purchase Envision for $222 million, invest an additional net $31 million in program rights and fund $110 million of accelerated capital spend. Due to timing, the net proceeds from the Rogers transactions have been temporarily used in ongoing operations to the extent the cash was not required to fund accelerated capital investments.

Shaw Communications Inc.

On December 5, 2012 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 7, 2012 to December 6, 2013. No shares have been repurchased during the current year.

To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on May 13, 2013. The shelf prospectus allows for the issue up to an aggregate $4 billion of debt and equity securities over a 25 month period.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $126 million during the twelve months ending August 31, 2013.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Funds flow from operations	429	355	20.8	1,380	1,299	6.2
Net change in non-cash working capital balances related to operations	66	99	(33.3)	(11)	18	>100.0

	495	454	9.0	1,369	1,317	3.9

Funds flow from operations increased over the comparative three month period due to lower program rights purchases, interest expense and current income taxes in the current period. Funds flow from operations increased over the comparative year due to higher operating income before amortization adjusted for non-cash program rights expense, lower interest and current income tax expense and the settlement of the amended cross-currency interest agreements in the prior year, all of which were partially offset by the $300 million in discretionary contributions to the RCA. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing Activities

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2013	2012	Increase	2013	2012	Decrease
Cash flow used in investing activities	(295)	(191)	104	(642)	(983)	341

The cash used in investing activities increased over the comparable quarter due to higher cash outlays for capital expenditures and equipment costs (net). The cash used in investing activities decreased over the comparable year due to the net receipt of $589 million in respect of the transactions with Rogers partially offset by the acquisition of Envision.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
($millions Cdn)	2013	2012	2013	2012
Bank credit facility arrangement costs	—	—	—	(4)
Repay 6.1% senior unsecured notes	—	—	(450)	—
Dividends	(83)	(84)	(332)	(333)
Issuance of Class B Non-Voting Shares	21	3	69	17
Distributions paid to non-controlling interests	(7)	(7)	(19)	(26)
Contribution received from non-controlling interest	1	—	1	—
Repayment of Partnership debt	—	—	(1)	(1)

	(68)	(88)	(732)	(347)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

Quarter	Revenue	Operating income before amortization (1)	Net income attributable to equity shareholders	Net income(2)	Basic earnings per share	Diluted earnings per share
($millions Cdn except per share amounts)
2013
Fourth	1,246	496	111	117	0.24	0.24
Third	1,326	585	239	250	0.52	0.52
Second	1,251	538	172	182	0.38	0.38
First	1,319	601	224	235	0.50	0.49
2012
Fourth	1,210	501	129	133	0.28	0.28
Third	1,278	567	238	248	0.53	0.53
Second	1,231	493	169	178	0.38	0.38
First	1,279	566	192	202	0.43	0.43

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)	Net income attributable to both equity shareholders and non-controlling interests.

Quarterly revenue and operating income before amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand while the third quarter is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. Operating income before amortization in fiscal 2012 was also impacted by higher operating costs in the Cable division in the first and second quarters which included higher employee related costs, mainly related to bringing the new customer service centres on line, as well as higher marketing, sales and programming costs. The third and fourth quarters of 2012 benefited from improved operating income before amortization in the Cable business.

Shaw Communications Inc.

Net income has fluctuated quarter-over-quarter primarily as a result of the changes in operating income before amortization described above and the impact of the net change in non-operating items. In the fourth quarter of 2013, net income decreased by $133 million due to decreased operating income before amortization of $89 million and reduction in net other revenue items of $67 million partially offset by lower income taxes of $34 million. The reduction in net other revenue items was mainly due to the gain on sale of Mountain Cable of $50 million recorded in the third quarter and write-down of a real estate property of $14 million in the fourth quarter. In the third quarter of 2013, net income increased by $68 million due to increased operating income before amortization of $47 million, the aforementioned gain on sale of Mountain Cable and the gain on sale of the specialty channel ABC Spark partially offset by higher income taxes of $30 million and acquisition and divestment costs in respect of the transactions with Rogers and the acquisition of Envision. In the second quarter of 2013, net income decreased by $53 million primarily due to lower operating income before amortization of $63 million partially offset by lower income taxes of $5 million. In the first quarter of 2013, net income increased $102 million primarily due to higher operating income before amortization of $100 million. In the fourth quarter of 2012, net income decreased $115 million, primarily due to lower operating income before amortization of $66 million and increased income tax expense of $31 million. The fourth quarter also included a loss of $26 million in respect of the electrical fire at the Company’s head office offset by a pension curtailment gain of $25 million. In the third quarter of 2012, net income increased $70 million mainly due to higher operating income before amortization of $74 million partially offset by increased income tax expense of $17 million. In the second quarter of 2012, net income decreased $24 million due to a decline in operating income before amortization of $73 million partially offset by lower income tax expense of $53 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2012 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Adoption of recent accounting pronouncements

The Company adopted the following standards and amendments effective September 1, 2012:

(i) Employee Benefits

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income. The significant amendments to IAS 19 which impact the Company are as follows:

•	Expected return on plan assets is replaced with interest income and calculated based on the discount rate used to measure the pension obligation; the difference between interest income and actual return on plan assets is recognized in other comprehensive income

Shaw Communications Inc.

•	Immediate recognition of past service costs when plan amendments occur regardless of whether or not they are vested

•	Plan administration costs, other than costs associated with managing plan assets, are required to be expensed

•	Expanded disclosures including plan characteristics and risks arising from defined benefit plans

The Company early adopted the amended standard with retrospective restatement effective September 1, 2012 and the impact of adoption is outlined in Note 2 of the consolidated financial statements.

(ii) Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and has been applied retrospectively.

(iii) Income Taxes

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. The amendment had no impact on the Company’s consolidated financial statements.

2014 GUIDANCE

With respect to 2014 guidance, on a preliminary basis the Company expects consolidated revenue and operating income before amortization growth, after adjusting for the net impact of fiscal 2013 acquisition and disposition activity, to range from 2% to 4%. Shaw expects a marginal decline in capital investment, excluding capital investment funded through the accelerated capital fund, and an increase in cash taxes. Free cash flow is expected to range from $625 million to $650 million.

Certain important assumptions for 2014 guidance purposes include: stable customer base; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Shaw Communications Inc.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	August 31, 2013	August 31, 2012
ASSETS
Current
Cash	422	427
Accounts receivable	486	433
Inventories	96	102
Other current assets	72	89
Derivative instruments	3	—
Assets held for sale [notes 4 and 12]	116	—

	1,195	1,051
Investments and other assets	10	13
Property, plant and equipment	3,370	3,242
Other long-term assets	306	331
Assets held for sale	—	1
Deferred income tax assets	—	14
Intangibles	7,153	7,355
Goodwill	698	715

	12,732	12,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	859	811
Provisions	26	19
Income taxes payable	136	156
Unearned revenue	172	157
Promissory note [note 4]	48	—
Current portion of long-term debt [note 6]	950	451
Derivative instruments	—	1
Liabilities associated with assets held for sale [note 4]	14	—

	2,205	1,595
Long-term debt [note 6]	3,868	4,812
Other long-term liabilities [notes 2 and 11]	223	553
Provisions	9	8
Deferred credits [note 4]	872	635
Deferred income tax liabilities	1,142	1,085

	8,319	8,688
Shareholders’ equity [notes 2, 7 and 9]
Common and preferred shareholders	4,182	3,753
Non-controlling interests in subsidiaries	231	281

	4,413	4,034

	12,732	12,722

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars except per share amounts]	2013	2012	2013	2012
Revenue [note 3]	1,246	1,210	5,142	4,998
Operating, general and administrative expenses [note 5]	(750)	(709)	(2,922)	(2,871)
Amortization:
Deferred equipment revenue	30	30	121	115
Deferred equipment costs	(65)	(62)	(257)	(231)
Property, plant and equipment, intangibles and other	(188)	(177)	(718)	(692)

Operating income	273	292	1,366	1,319
Amortization of financing costs – long-term debt	(1)	(2)	(4)	(5)
Interest expense	(75)	(83)	(309)	(330)
Gain on sale of cablesystem [note 4]	—	—	50	—
Acquisition and divestment costs [note 4]	—	—	(8)	—
Gain on sale of associate [note 4]	(2)	—	7	—
Gain on remeasurement of interests in equity investments	—	—	—	6
CRTC benefit obligation	—	—	—	(2)
Gain on derivative instruments	—	—	—	1
Accretion of long-term liabilities and provisions	(2)	(3)	(9)	(14)
Equity income from associates	—	(1)	—	—
Other gains (losses) [note 12]	(17)	2	(26)	—

Income before income taxes	176	205	1,067	975
Current income tax expense [note 3]	15	60	162	257
Deferred income tax expense (recovery)	44	12	121	(43)

Net income	117	133	784	761

Net income attributable to:
Equity shareholders	111	129	746	728
Non-controlling interests in subsidiaries	6	4	38	33

	117	133	784	761

Earnings per share [note 8]
Basic	0.24	0.28	1.64	1.62
Diluted	0.24	0.28	1.63	1.61

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars]	2013	2012	2013	2012
Net income	117	133	784	761
Other comprehensive income (loss) [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	(1)	4	—
Adjustment for hedged items recognized in the period	(1)	(1)	(1)	(2)
Unrealized gain on available-for-sale investment	—	—	—	3
Reclassification of realized gain on available-for-sale investment	—	—	—	(3)

	—	(2)	3	(2)

Items that will not be subsequently reclassified to income:
Remeasurements on employee benefit plans	3	(5)	3	(62)

	3	(7)	6	(64)

Comprehensive income	120	126	790	697

Comprehensive income attributable to:
Equity shareholders	114	122	752	664
Non-controlling interests in subsidiaries	6	4	38	33

	120	126	790	697

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Year ended August 31, 2013

		Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2012	2,750	77	1,019	(93)	3,753	281	4,034
Net income	—	—	746	—	746	38	784
Other comprehensive income	—	—	—	6	6	—	6

Comprehensive income	—	—	746	6	752	38	790
Dividends	—	—	(341)	—	(341)	—	(341)
Dividend reinvestment plan	126	—	(126)	—	—	—	—
Shares issued under stock option plan	79	(10)	—	—	69	—	69
Share-based compensation	—	5	—	—	5	—	5
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(19)	(19)
Contribution from non-controlling interest	—	—	—	—	—	1	1
Acquisition of non-controlling interests	—	—	(56)	—	(56)	(70)	(126)

Balance as at August 31, 2013	2,955	72	1,242	(87)	4,182	231	4,413

Year ended August 31, 2012

		Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2011	2,633	73	728	(29)	3,405	272	3,677
Net income	—	—	728	—	728	33	761
Other comprehensive loss	—	—	—	(64)	(64)	—	(64)

Comprehensive income (loss)	—	—	728	(64)	664	33	697
Dividends	—	—	(339)	—	(339)	—	(339)
Dividend reinvestment plan	98	—	(98)	—	—	—	—
Shares issued under stock option plan	19	(2)	—	—	17	—	17
Share-based compensation	—	6	—	—	6	—	6
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(24)	(24)

Balance as at August 31, 2012	2,750	77	1,019	(93)	3,753	281	4,034

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars]	2013	2012	2013	2012
OPERATING ACTIVITIES
Funds flow from operations [note 10]	429	355	1,380	1,299
Net change in non-cash working capital balances related to operations	66	99	(11)	18

	495	454	1,369	1,317

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(257)	(135)	(802)	(730)
Additions to equipment costs (net) [note 3]	(30)	(41)	(132)	(178)
Additions to other intangibles [note 3]	(22)	(15)	(69)	(65)
Net reduction (addition) to inventories	14	19	6	(5)
Proceeds on sale of cablesystem [note 4]	—	—	398	—
Divestment costs [note 4]	—	—	(5)	—
Business acquisitions, net of cash acquired [note 4]	—	(21)	(222)	(18)
Proceeds on wireless spectrum license option [note 4]	—	—	50	—
Refundable deposit on wireless spectrum license [note 4]	—	—	200	—
Proceeds on disposal of property, plant and equipment [note 3]	—	1	3	9
Proceeds from (additions to) investments and other assets	—	1	(69)	4

	(295)	(191)	(642)	(983)

FINANCING ACTIVITIES
Increase in long-term debt	—	—	590	—
Debt repayments	—	—	(1,041)	(1)
Bank credit facility arrangement costs	—	—	—	(4)
Issue of Class B Non-Voting Shares [note 7]	21	3	69	17
Dividends paid on Class A Shares and Class B Non-Voting Shares	(80)	(80)	(319)	(318)
Dividends paid on Preferred Shares	(3)	(4)	(13)	(15)
Distributions paid to non-controlling interests in subsidiaries	(7)	(7)	(19)	(26)
Contribution received from non-controlling interest	1	—	1	—

	(68)	(88)	(732)	(347)

Increase (decrease) in cash before discontinued operations	132	175	(5)	(13)
Decrease in cash from discontinued operations	—	—	—	(3)

Increase (decrease) in cash	132	175	(5)	(16)
Cash, beginning of the period	290	252	427	443

Cash, end of the period	422	427	422	427

See accompanying notes

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home satellite services and satellite distribution services (“Satellite”); and programming content (through Shaw Media). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and twelve months ended August 31, 2013 were authorized for issue by the Board of Directors on October 24, 2013.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2012 and are expressed in millions of Canadian dollars. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2012.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent accounting pronouncements

The Company adopted the following standards and amendments effective September 1, 2012.

(i) Employee Benefits

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income. The significant amendments to IAS 19 which impact the Company are as follows:

•	Expected return on plan assets is replaced with interest income and calculated based on the discount rate used to measure the pension obligation; the difference between interest income and actual return on plan assets is recognized in other comprehensive income

•	Immediate recognition of past service costs when plan amendments occur regardless of whether or not they are vested

•	Plan administration costs, other than costs associated with managing plan assets, are required to be expensed

•	Expanded disclosures including plan characteristics and risks arising from defined benefit plans

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

The Company early adopted the amended standard with retrospective restatement which resulted in an increase in other long-term liabilities and decrease in retained earnings by $1 at August 31, 2012. There was no impact on the Company’s consolidated statements of income, comprehensive income or cash flows for 2012.

(ii) Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and has been applied retrospectively.

(iii) Income Taxes

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. The amendment had no impact on the Company’s consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

3. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO and CFO and they review the operating performance of the Company by segments which comprise Cable, Satellite and Media. The chief operating decision makers utilize operating income before amortization for each segment as a key measure in making operating decisions and assessing performance. Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended August 31,		Year ended August 31,
	2013	2012	2013	2012
	$	$	$	$
Revenue
Cable	818	803	3,266	3,193
Satellite (1)	219	213	860	844
Media	231	217	1,106	1,053

	1,268	1,233	5,232	5,090
Intersegment eliminations	(22)	(23)	(90)	(92)

	1,246	1,210	5,142	4,998

Operating income before amortization (2)
Cable	396	396	1,582	1,502
Satellite (1)	66	77	285	293
Media	34	28	353	332

	496	501	2,220	2,127
Amortization	(223)	(209)	(854)	(808)

Operating income	273	292	1,366	1,319

Interest
Operating	75	83	308	329
Burrard Landing Lot 2 Holdings Partnership	—	—	1	1

	75	83	309	330

Current taxes
Operating	60	64	300	282
Other/non-operating	(45)	(4)	(138)	(25)

	15	60	162	257

(1)	The Satellite segment was previously reported as DTH and Satellite Services. These segments have been combined into a single operating segment for reporting purposes which is consistent with the operating segment reporting that is provided to the chief operating decision makers.
(2)	The current year includes the impact of an adjustment to align certain broadcast license fees with the CRTC billing period. The adjustment was recorded in the second quarter and amounted to $7, $4 and $3 for Cable, Satellite and Media, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2013	2012	2013	2012
	$	$	$	$
Capital expenditures accrual basis
Cable (including corporate) (1)	289	164	825	729
Satellite (net of equipment profit)	7	7	42	11
Media	15	13	31	31

	311	184	898	771

Equipment costs (net of revenue)
Cable	7	20	42	81
Satellite	24	20	81	83

	31	40	123	164

Capital expenditures and equipment costs (net)
Cable	296	184	867	810
Satellite	31	27	123	94
Media	15	13	31	31

	342	224	1,021	935

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	257	135	802	730
Additions to equipment costs (net)	30	41	132	178
Additions to other intangibles	22	15	69	65

Total of capital expenditures and equipment costs (net) per
Consolidated Statements of Cash Flows	309	191	1,003	973
Increase (decrease) in working capital related to capital expenditures	33	37	33	(10)
Increase in customer equipment financing receivables	1	(2)	(9)	(16)
Less: Proceeds on disposal of property, plant and equipment	—	(1)	(3)	(9)
Less: Satellite equipment profit (2)	(1)	(1)	(3)	(3)

Total capital expenditures and equipment costs (net) reported by segments	342	224	1,021	935

(1)	The three and twelve months ended August 31, 2013 include $60 and $110, respectively, related to certain capital investments that are being funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

4. PURCHASE AND SALE OF ASSETS

Transactions with Rogers Communications Inc. (“Rogers”)

During the second quarter, the Company entered into agreements with Rogers to sell to Rogers its shares in Mountain Cablevision Limited (“Mountain Cable”) and grant to Rogers an option to acquire its wireless spectrum licenses as well as to purchase from Rogers its 33.3% interest in TVtropolis General Partnership (“TVtropolis”). The sale of Mountain Cable closed on April 30, 2013 and the acquisition of the additional interest in TVtropolis closed on June 30, 2013. The exercise of the option and the sale of the wireless spectrum licenses is still subject to regulatory approval and is expected to occur in fiscal 2015. The transactions are strategic in nature allowing the Company to use a portion of the net proceeds to accelerate various capital investments to improve and strengthen its network advantage.

The Company incurred costs of $5 in respect of the transactions with Rogers. These costs have been expensed and are included in acquisition and divestment costs in the statement of income.

Mountain Cable

Mountain Cable has approximately 40,000 video customers in its operations based in Hamilton, Ontario. It represented a disposal group within the cable operating segment and accordingly, is not presented as discontinued operations in the statement of income.

The Company received proceeds of $398 in cash on the sale of the Mountain Cable and recorded a gain of $50. The assets and liabilities disposed of were as follows:

$
Accounts receivable	2
Property, plant and equipment	65
Other long-term assets	3
Intangibles	245
Goodwill	81

396

Accounts payable and accrued liabilities	1
Income tax payable	1
Unearned revenue	2
Deferred credits	2
Deferred income taxes	42

48

Wireless spectrum licenses

The wireless spectrum licenses are not classified as assets held for sale due to regulatory restrictions preventing the exercise of the option and subsequent transfer of the licenses until fiscal 2015. During the second quarter, the Company received $50 in respect of the purchase price of the option to acquire the wireless spectrum licenses. The amount is recorded in deferred credits and will be included as part of the proceeds received on exercise of the option and sale of the wireless spectrum licenses, or alternatively as a gain if the option is not exercised and expires. In the third quarter, the Company received a $200 refundable deposit in respect of the option exercise price. The deposit has been recorded in deferred credits and will be included as part of the proceeds received on exercise of the option and sale of the wireless spectrum licenses or refunded to Rogers if the option is not exercised and expires.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

TVtropolis

The acquisition of Rogers’ 33.3% interest in TVtropolis increased the Company’s ownership to 100%. The difference between the consideration of $59 and carrying value of the interest acquired of $23 has been charged to retained earnings.

ENMAX Envision Inc. (“Envision”)

On April 30, 2013, the Company acquired Envision, a wholly-owned subsidiary of ENMAX Corporation, for $222 in cash. Envision provides telecommunication services to business customers in Calgary and the surrounding area. The purpose of the transaction is to expand on the Company’s business initiatives and enhance the profile of its telecommunications services in the competitive Calgary business marketplace.

Envision has contributed approximately $12 of revenue and $1 of net income for the four month period. If the acquisition had occurred on September 1, 2012, revenue and net income would have been approximately $33 and $4, respectively. Acquisition related costs of $3 to effect the transaction have been incurred and are included in acquisition and divestment costs in the statement of income.

A summary of net assets and allocation of consideration is as follows:

$
Accounts receivable	3
Other current assets	1
Property, plant and equipment	73
Intangibles (1)	87
Goodwill (2)	68

232
Accounts payable and accrued liabilities	1
Unearned revenue	2
Deferred credits	5
Deferred income tax liability	2

222

(1)	Intangibles is comprised of customer relationships and are being amortized over 15 years.
(2)	Goodwill represents the combined value of growth expectations, an assembled workforce and expected synergies and efficiencies from integrating the operations with the Company’s existing business. Goodwill of $66 is deductible for income tax purposes.

Transactions with Corus Entertainment Inc. (“Corus”)

During the third quarter, the Company entered into a series of agreements with Corus, a related party subject to common voting control, to optimize its portfolio of specialty channels. Effective April 30, 2013, the Company sold to Corus its 49% interest in ABC Spark and acquired from Corus its 20% interest in Food Network Canada. In addition, the Company has agreed to sell to Corus its 50% interest in its two French-language channels, Historia and Series+. The sale of Historia and Series+ is expected to occur in fiscal 2014.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

Food Network Canada and ABC Spark

The acquisition of an additional 20% interest in Food Network Canada increased the Company’s ownership to 71%. The difference between the consideration of $67 and carrying value of the interest acquired of $47 has been charged to retained earnings.

The Company recorded proceeds, including working capital adjustments, of $19 and gain on sale of associate of $7 on the disposition of its 49% interest in ABC Spark.

The Company issued a non-interest bearing promissory note of $48 to satisfy the net consideration in respect of these transactions. The settlement of the promissory note, which came due on September 30, 2013, has been extended to the closing date of the Company’s sale of Historia and Series+ to Corus.

Historia and Series+

The assets and liabilities associated with Historia and Series+ and classified as held for sale in the statement of financial position at August 31, 2013 are as follows:

$
Accounts receivable	4
Other current assets	5
Intangibles	92
Goodwill	4

105

Accounts payable and accrued liabilities	2
Deferred income tax liability	12

14

5. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended August 31,		Year ended August 31,
	2013	2012	2013	2012
	$	$	$	$
Employee salaries and benefits	235	205	900	835
Purchases of goods and services	515	504	2,022	2,036

	750	709	2,922	2,871

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

6. LONG-TERM DEBT

	August 31, 2013			August 31, 2012
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Cdn Senior notes-
6.10% due November 16, 2012	—	—	—	450	—	450
7.50% due November 20, 2013	350	—	350	349	1	350
6.50% due June 2, 2014	599	1	600	598	2	600
6.15% due May 9, 2016	296	4	300	295	5	300
5.70% due March 2, 2017	398	2	400	397	3	400
5.65% due October 1, 2019	1,243	7	1,250	1,242	8	1,250
5.50% due December 7, 2020	496	4	500	496	4	500
6.75% due November 9, 2039	1417	33	1,450	1,416	34	1,450

	4,799	51	4,850	5,243	57	5,300

Other
Burrard Landing Lot 2 Holdings Partnership	19	—	19	20	—	20

Total consolidated debt	4,818	51	4,869	5,263	57	5,320
Less current portion (1)	950	1	951	451	—	451

	3,868	50	3,918	4,812	57	4,869

(1)	Current portion of long-term debt at August 31, 2013 includes the 7.50% senior notes due November 20, 2013, the 6.50% senior notes due June 2, 2014 and the amount due within one year on the Partnership’s mortgage bonds.

7. SHARE CAPITAL

Changes in share capital during the year ended August 31, 2013 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2012	22,520,064	2	421,188,697	2,455	12,000,000	293
Issued upon stock option plan exercises	—	—	3,564,856	79	—	—
Issued pursuant to dividend reinvestment plan	—	—	5,552,989	126	—	—

August 31, 2013	22,520,064	2	430,306,542	2,660	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

8. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
	2013	2012	2013	2012
Numerator for basic and diluted earnings per share ($)
Net income	117	133	784	761
Deduct: net income attributable to non-controlling interests	(6)	(4)	(38)	(33)
Deduct: dividends on Preferred Shares	(3)	(4)	(13)	(15)

Net income attributable to common shareholders	108	125	733	713

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	451	443	448	441
Effect of dilutive securities (1)	2	—	2	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	453	443	450	442

Earnings per share ($)
Basic	0.24	0.28	1.64	1.62
Diluted	0.24	0.28	1.63	1.61

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and twelve months ended August 31, 2013, 2,423,065 (2012 – 17,732,912) and 8,201,720 (2012 – 14,320,753) options were excluded from the diluted earnings per share calculation, respectively.

9. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2013 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	5	(1)	4
Adjustment for hedged items recognized in the period	(1)	—	(1)

	4	(1)	3
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	4	(1)	3

	8	(2)	6

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended August 31, 2013 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	(1)	—	(1)

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	4	(1)	3

	4	(1)	3

Components of other comprehensive loss and the related income tax effects for the year ended August 31, 2012 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Adjustment for hedged items recognized in the period	(3)	1	(2)
Unrealized gain on available-for-sale investment	4	(1)	3
Reclassification of realized gain on available-for-sale investment	(4)	1	(3)

	(3)	1	(2)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(83)	21	(62)

	(86)	22	(64)

Components of other comprehensive loss and the related income tax effects for the three months ended August 31, 2012 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(2)	1	(1)
Adjustment for hedged items recognized in the period	(1)	—	(1)
Unrealized gain on available-for-sale investment	1	(1)	—
Reclassification of realized gain on available-for-sale investment	(1)	1	—

	(3)	1	(2)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(7)	2	(5)

	(10)	3	(7)

Accumulated other comprehensive loss is comprised of the following:

	August 31, 2013	August 31, 2012
	$	$
Items that may subsequently be reclassified to income
Fair value of derivatives	2	(1)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(89)	(92)

	(87)	(93)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

10. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i) Funds flow from operations

	Three months ended August 31,		Year ended August 31,
	2013	2012	2013	2012
	$	$	$	$
Net income	117	133	784	761
Adjustments to reconcile net income to funds flow from operations:
Amortization	224	211	858	813
Program rights	32	13	(31)	(42)
Deferred income tax expense (recovery)	44	12	121	(43)
Equity income from associates	—	1	—	—
CRTC benefit obligation	—	—	—	2
CRTC benefit obligation funding	(15)	(17)	(52)	(48)
Gain on sale of cablesystem [note 4]	—	—	(50)	—
Divestment costs [note 4]	—	—	5	—
Gain on sale of associate [note 4]	2	—	(7)	—
Gain on remeasurement of interests in equity investments	—	—	—	(6)
Share-based compensation	1	1	4	5
Defined benefit pension plans	4	(24)	(288)	(13)
Gain on derivative instruments	—	—	—	(1)
Realized loss on settlement of derivative instruments	—	—	—	(7)
Accretion of long-term liabilities and provisions	2	3	9	14
Settlement of amended cross-currency interest rate agreements	—	—	—	(162)
Write-down of properties [note 12]	14	20	14	20
Other	4	2	13	6

Funds flow from operations	429	355	1,380	1,299

(ii) Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2013	2012	2013	2012
	$	$	$	$
Interest	32	33	315	328
Income taxes	19	49	154	218

(iii) Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended August 31,		Year ended August 31,
	2013	2012	2013	2012
	$	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	35	27	126	98
Issuance of promissory note:
Transactions with a related party [note 4]	3	—	48	—

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

11. OTHER LONG-TERM LIABILITIES

During the first quarter, the Company’s non-contributory defined pension plan became partially funded as the Company made discretionary contributions of $300 to a Retirement Compensation Arrangement Trust.

12. OTHER GAINS (LOSSES)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the prior year, the category also included a pension curtailment gain of $25 and a loss of $26 in respect of the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter, including a write-down of $20 related to the damages sustained to the building and its contents. During the current year, the Company received insurance advances of $5 related to its claim for costs that were incurred in the fourth quarter of fiscal 2012 and incurred additional costs of $13 in respect of ongoing recovery activities. During the fourth quarter of the current year, the Company decided to discontinue further construction on a real estate project which resulted in a write-down of $14 and classification of $11 as assets held for sale at August 31, 2013.